Exhibit 4.2

Description of Kentucky First Federal Bancorp’s Common Stock

Registered Under Section 12 of the Securities Exchange Act of 1934

General

Kentucky First Federal Bancorp (the “Company”) is incorporated under the laws of the United States of America.

This exhibit describes the general terms of our common stock. This is a summary and does not purport to be complete. Our charter and bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read these documents.

For more detailed information about the rights of our common stock, you should refer to our charter and bylaws as well as the regulations promulgated by the Board of Governors of the Federal Reserve System (“FRB”).

Authorized Capital Stock

The Company is authorized to issue 20,000,000 shares of common stock having a par value of $0.01 per share and 5,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of the Company’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

The Company’s common stock is currently listed for quotation on the NASDAQ Stock Market LLC under the ticker symbol “KFFB.”

Dividends Rights

The Company can pay dividends, if, and when declared by its board of directors. The payment of dividends by the Company is limited by law and applicable regulation. The holders of common stock of the Company are entitled to receive and share equally in dividends declared by the board of directors of the Company. If the Company issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

Because there are no issued and outstanding shares of the Company’s preferred stock, the holders of the Company’s common stock have exclusive voting rights in the Company. They elect the Company’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Generally, each holder of Company common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues shares of Company preferred stock, holders of the Company’s preferred stock may also possess voting rights.

Liquidation Rights

If there is any liquidation, dissolution or winding up of First Federal of Hazard or First Federal of Frankfort, the Company as the holder of First Federal of Hazard’s and First Federal of Frankfort’s capital stock, we would be entitled to receive all of First Federal of Hazard’s and First Federal of Frankfort’s assets available for distribution after payment of provision for payment of all debts and liabilities of First Federal of Hazard and First Federal of Frankfort, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Kentucky First Federal Bancorp, the holders of its common stock would be entitled to receive all of the assets of the Company available for distribution after payment or provision for payment of all its debts and liabilities. If the Company issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption

Holders of the common stock of the Company are not be entitled to preemptive rights and the Company’s common stock is not subject to any mandatory redemption or other similar provisions. The common stock cannot be redeemed.

Mutual Holding Company Structure

First Federal MHC owns a majority of the outstanding common stock of the Company and, through its board of directors, is able to exercise voting control over virtually all matters put to a vote of stockholders.  For example, First Federal MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of the Company.  It will not be possible for another entity to acquire Kentucky First Federal Bancorp without the consent of First Federal MHC.  First Federal MHC as long as it remains in the mutual form of organization, will control a majority of the voting stock of Kentucky First Federal Bancorp.

Conversion of First Federal MHC to Stock Form Federal Reserve Board regulations permit First Federal MHC to convert from the mutual form of organization to the capital stock form of organization. In a conversion transaction, a new holding company would be formed as successor to First Federal MHC, its corporate existence would end, and certain depositors would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders of the Company other than First Federal MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than First Federal MHC own the same percentage of common stock in the new holding company as they owned in the Company immediately before conversion. Under Federal Reserve Board regulations, stockholders other than First Federal MHC would not be diluted because of any dividends waived by First Federal MHC (and waived dividends would not be considered in determining an appropriate exchange ratio, provided that the mutual holding company involved was formed, engaged in a minority offering and waived dividends prior to December 1, 2009), in the event First Federal MHC converts to stock form. First Federal MHC was formed, engaged in a minority stock offering and waived dividends prior to December 1, 2009. The total number of shares held by stockholders other than First Federal MHC after a conversion transaction also would be increased by any purchases by stockholders other than First Federal MHC in the stock offering conducted as part of the conversion transaction.

Acquisition of Control

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.